UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copy to:
George J. Sampas
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
(011) (4420) 7959-8900

☒    Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

        The following communication was issued by Aventis (the "Company" or "Aventis")on January 26, 2004. Aventis shareholders are urged to read Aventis'Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by theCompany with the U.S. Securities and Exchange Commission (the "SEC"), as it willcontain important information. The Solicitation/Recommendation Statement andother public filings made from time to time by the Company with the SEC areavailable without charge from the SEC's website at www.sec.gov.

Igor Landau
Chairman of the Management Board

January 26, 2004

Dear Colleagues,

        On behalf of the Management Board I felt it is important to personally inform you today. As you have probably heard this morning, Sanofi-Synthelabo has submitted a hostile bid for our company.

        The first thing I wanted to state, is that you can be assured that we are going to fight with two simple objectives: protecting the interests of you—our employees—and those of our shareholders.

        I'd like to give you a few details about:

  •
  the announcement made by Sanofi-Synthelabo

  •
  the way Aventis has reacted

  •
  what will happen in the coming weeks and months

  •
  and how each of you can help us all deal with this situation

        Sanofi-Synthelabo has submitted a hostile bid to the Paris Bourse authority for Aventis shares in order to take control of our company. This decision was taken without any consultation between the two companies, is totally unfriendly in simple words hostile. It means that Sanofi intends to go directly to the shareholders to buy them out, against the wish of the Management Board.

        This offer, which represents a premium of only 3.6% of the closing price of the Aventis share on Friday, undervalues significantly the economic and strategic value of Aventis. As a stand-alone, we can deliver more.

        In addition, this offer does not take at all into account the risk of patent loss on Plavix, Sanofi's leading product. The risk of a generic version of Plavix emerging on the market by the end of 2004 is not taken into account in Sanofi's valuation, although Plavix contributes not less than 35% to Sanofi's earnings.

        The Aventis Management Board has unanimously rejected this offer and will recommend to the Supervisory Board to do the same.

        Why?

        Because:

  •
  we are fully convinced that we can remain an independent company and that we have the potential to build our future based on organic growth

  •
  prospects are better for our employees on standalone basis

  •
  in four years, we have become the fifth largest pharmaceutical company, in the world

  •
  today, we have four blockbusters (Allegra, Lovenox, Taxotere and Delix/Tritace) and should have seven by 2006 (with Ketek, Lantus and Actonel)

  •
  more than 40% of our sales are generated in the US

  •
  in 2003 only, we submitted four new important products for approval (Apidra, Genasense, Alvesco and Menactra), plan at least another two in 2004, not to talk about more than 100 projects in human testing.

        Today, the current share price of Aventis does not yet reflect our growth potential and the valuation of our company does not reflect our true value. We don't want anybody to take advantage of it and buy us cheap.

        The offer process can progress in very different ways and with variable timelines. It will probably be a long and tough battle that could last two months at least, perhaps longer.

        Sanofi-Synthelabo's bid will have to be granted approval by the financial markets authorities, that is to say the AMF in France and the SEC in the U.S. In practice, it takes typically one month for the French market authority to clear the offer terms and documentation proposed, at which point the offer is open for acceptance. Once the offer is open, Aventis has about a week to publish its formal response. The offer period will remain open for over a month after Aventis publishes its response. Shareholders may tender their shares at any time during this offer period.

        At the same time, the offer will be submitted to the anti-trust authorities in Brussels and in the U.S. Antitrust review may conceivably be completed in as little as a month, although in our complex industry a much longer review is possible.

For Aventis:

        Employee representatives through the European Group Committee will give their advice on this bid. The Aventis Supervisory Board will also meet to make its decision. The recommendation of its Chairman, Jürgen Dormann, and Vice-Chairman, Jean-René Fourtou, will be to reject the offer of Sanofi-Synthelabo.

        In the meantime we will consider all options to bring the current value of Aventis in line with our true potential, not only for its shareholders but also for all Aventis employees.

        The approximately two to three month process just described could be significantly prolonged should there be alternative proposals, litigation over the terms of the offer, problems with offer documentation, or difficulties obtaining antitrust clearance.

        Beyond this technical explanations, let me share with you, what we in the Management Board would like to see all of us proceeding throughout this period.

        It is obvious that the new and unexpected situation coming up with Sanofi's announcement will create uncertainty for all of us. I then fully understand this reaction. I also understand that you will have a lot of questions. Questions we will not be in the position to answer immediately. I know that you will be frustrated but we will have to cope with it and remain strongly united.

        For all these reasons, my first commitment to you is to inform you, either through your managers or Communications, as early as possible on a regular basis.

        Continuing to focus on our day-to-day business is the most efficient and useful contribution you can bring to our company. As a matter of fact, it is vital for our business not to suffer from this situation. We will therefore have to remain focused on our objectives, to hold our meetings, make progress on our ongoing projects and continue to travel as usual.

        I will however ask you—and this rule must be strictly applied—to forward to the Communications Departments any request for comments on the situation you may receive from outside of the company. Otherwise you may unintentionally contribute yourself to the numerous circulating rumors.

        Let us not be influenced by the stories the media will for sure issue during the coming weeks. Let us not be dictated by their pace but let's set the pace ourselves. We will then be able to maintain the control of the situation.

        On behalf of the Management Board I count on you to help us all. We can be proud of our company and what we have accomplished during the past four years. Our historical predecessor companies and Aventis since its creation were able to transform with courage and talent. Let's continue to do so, it's one of our major strengths.

        Let's be calm and remain confident in the future. You can be assured that the members of the Management Board are working in the interest of you—our employees, as well as for our shareholders. Thank you to all of you for your commitment and work. We are counting on you.

Sincerely,